Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 119
dated October 26, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Pricing Sheet – November 15, 2006

Commodity-Linked Capital Protected Notes due May 28, 2009
Based on the Performance of a Basket of Four Commodities and a Commodity Index

Issue Price	:	$1,000 (100%)
Aggregate Principal Amount	:	$10,000,000
Basket Commodity	:	Initial Strike Price	Percentage Weighting of Basket Value
Goldman Sachs Commodity
Agricultural Index® - Excess Return	:	65.94897	20%
Copper – Grade A	:	6,762.00	20%
Primary Nickel	:	29,995.00	20%
West Texas Intermediate light sweet crude oil	:	58.76	20%
Special High-Grade Zinc	:	4,150.00	20%

Participation Rate	:	100%
Valuation Date	:	May 18, 2009
Pricing Date	:	November 15, 2006
Settlement Date	:	November 28, 2006
Listing	:	None
CUSIP	:	61746SCZ0
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$15 per Note

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“GSCI®” is a registered mark of Goldman Sachs & Co., and has been licensed for use by Morgan Stanley. The Notes are not sponsored, endorsed, sold or promoted by GS & Co. and GS & Co. makes no representation regarding the advisability of investing in the Notes.

Preliminary Pricing Supplement No. 119, dated October 26, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006